SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

HF2 FINANCIAL MANAGEMENT INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40421A104
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421A104	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) d.Quant Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,378,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,378,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40421A104	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,378,883
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,378,883
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40421A104	SCHEDULE 13D	Page 4 of 7 Pages

This Schedule 13D is filed by d.Quant Special Opportunities Fund, LP (“SpecOps”) and Neil Ramsey (“Ramsey,” and together with SpecOps, the “Reporting Persons”) with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of HF2 Financial Management Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 23,592,150 shares of Class A Common Stock outstanding as of February 11, 2015, as set forth in the Issuer’s Annual Report on Form 10-K filed on February 12, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 999 18th Street, Suite 3000, Denver, CO 80202.

Item 2. Identity and Background.

The persons filing this statement are SpecOps and Ramsey. The business address of each of the Reporting Persons is 1515 Ormsby Station Court, Louisville, KY 40223.

SpecOps is a private investment fund. Ramsey is the general partner of SpecOps.

Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SpecOps is a limited partnership formed under the laws of Delaware. Ramsey is a citizen of the United States.

Item 3. Sources of Funds.

During the last 60 days, SpecOps made the following purchases of Class A Common Stock (the “Purchased Shares”) in the public markets:

Date	No. of Shares	Price	Price/Share
January 30, 2015	528,700	$5,550,927.04	$10.4992
February 2, 2015	620,183	$6,511,921.50	$10.50
February 4, 2015	660,000	$6,930,000.00	$10.50
February 5, 2015	570,000	$5,985,000.00	$10.50
Total	2,378,883	$24,977,848.54

SpecOps used its working capital to fund the purchase of such shares.

Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired the shares of Class A Common Stock described in this Schedule 13D for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities for investment purposes, in the transactions described below or in the open market or in private transactions. Subject to the restrictions described below, the Reporting Persons may from time to time dispose of securities, in the open market or in private transactions.

CUSIP No. 40421A104	SCHEDULE 13D	Page 5 of 7 Pages

The Issuer proposes to complete an initial business combination with ZAIS Group Parent, LLC (“ZAIS”) pursuant to an investment agreement, dated as of September 16, 2014, by and among the Issuer, ZAIS and the members of ZAIS, and is presenting the business combination for approval at a special meeting in lieu of annual meeting of its stockholders. SpecOps will not seek to redeem the Purchased Shares in connection with the special meeting. SpecOps has entered into a lock-up agreement (the “Lock-Up Agreement”) with the sponsors of the Issuer, pursuant to which SpecOps has agreed not to transfer any of the Purchased Shares until six months after the consummation of the initial business combination and not to transfer 50% of such shares until 12 months after the consummation of the initial business combination. A copy of the Lock-Up Agreement is filed as Exhibit 99.2 to this Schedule 13D. The foregoing summary of such agreement is qualified in its entirety by reference to the text of the agreement, which is incorporated herein by reference.

NAR Special Global, LLC (“NAR”), of which Ramsey is the managing member, is one of the sponsors of the Issuer and holds 1,135,973 of the shares of Class A Common Stock that were purchased prior to and contemporaneously with the Issuer’s initial public offering (the “Founders’ Shares”). NAR has transferred voting and dispositive control over such shares to Randall S. Yanker, a member of the Issuer’s advisory board, until the Issuer’s consummation of an initial business combination. Furthermore, pursuant to an arrangement with the Issuer’s other sponsors, as a result of the purchases described herein, the other sponsors will sell 483,346 of the Founders’ Shares to NAR or another affiliate of Ramsey for $0.005875 per share upon the consummation of the initial business combination. Accordingly, if the initial business combination with ZAIS is consummated, Ramsey may be deemed to acquire beneficial ownership of an additional 1,619,319 shares of Class A Common Stock.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 40421A104	SCHEDULE 13D	Page 6 of 7 Pages

(g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)        Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Each of the Reporting Persons is the beneficial owner of 2,378,883 shares of the Class A Common Stock, or approximately 10.1% of the Issuer’s outstanding Class A Common Stock. Each of the Reporting Persons has sole voting and dispositive power over such shares.

In the past 60 days, the Reporting Persons effected the transactions described under Item 3 above and such description is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth under Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 17, 2015, by and between d.Quant Special Opportunities Fund, LP and Neil Ramsey.

99.2	Lock Up Agreement, dated as of January 29, 2015, by and among d.Quant Special Opportunities Fund, LP and Randall S. Yanker on behalf of the founding stockholders of HF2 Financial Management Inc.

CUSIP No. 40421A104	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2015

d.QUANT SPECIAL OPPORTUNITIES FUND, LP

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: General Partner

/s/ Neil Ramsey
Neil Ramsey